CULLEN FUNDS TRUST
645 Fifth Avenue
New York, New York 10022

October 28, 2010

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Larry Greene

Re:	Cullen Funds Trust (the “Trust”)
File Nos.: 333-33302 and 811-09871

Dear Mr. Greene:

     The purpose of this letter is to respond to oral comments of the staff of the Securities and Exchange Commission (the “SEC staff”) provided to the Trust on October 26, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 31 to its Registration Statement on Form N-1A (the “Registration Statement”). PEA No. 31 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on August 27, 2010. The purpose of PEA No. 31 was to reflect changes to the prospectuses and statements of additional information (“SAIs”) of various classes of shares of each of the Cullen High Dividend Equity Fund, the Cullen International High Dividend Fund and the Cullen Small Cap Value Fund (collectively, the “Funds” and individually, a “Fund”). Each Fund is a separate series of the Trust.

     Pursuant to Rule 485(b) under the 1933 Act, and pursuant to the Investment Company Act of 1940, as amended, the Trust is filing Post-Effective Amendment No. 32 to the above referenced Registration Statement (“PEA No. 32”) together with this letter. The purpose of PEA No. 32 is to incorporate the changes contemplated by the responses to the SEC staff’s comments as set forth below, as well as to make updating changes in the Funds’ prospectuses and statements of additional information, including updating of financial information, all as contemplated by Rule 485(b). The SEC staff has indicated to the Trust that it did not expect the Trust’s responses to the SEC staff’s comments to render PEA No. 32 ineligible to be come effective under Rule 485(b), and the Trust believes that PEA No. 32 does not contain disclosures that would render it ineligible to become effective under Rule 485(b).

     For your convenience in reviewing the Trust’s responses, your oral comments and suggestions are summarized in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meanings as in the Registration Statement. Page numbers and other similar references used in the Staff’s comments below refer to PEA No. 31; page numbers and other similar references used in the Trust’s responses refer to PEA No. 32 unless otherwise noted.

     In addition, in connection with this filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the Securities and Exchange Commission from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the SEC staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Securities and Exchange Commission or any person.

The Trust’s responses to your comments are as follows:

Front Cover Page of Prospectuses of All Funds

     1.     Please provide the ticker symbol for each class of each Fund’s shares.

     The cover page of the prospectus for each Fund has been revised to include the ticker symbol for each class of such Fund.

Prospectus of the Cullen High Dividend Equity Fund1

     2.     Consider deleting or moving the following text which is currently included immediately after the table of contents, if such text is not required or permitted by Form N1-A: “In this prospectus, the “Adviser” refers to Cullen Capital Management LLC, the investment adviser for the Cullen High Dividend Equity Fund (the “ High Dividend Fund”) and the Cullen International High Dividend Fund (the “International High Dividend Fund”), (each, a “Fund” and

[1]      To the extent that the staff’s comments might fairly be viewed as equally applicable to the disclosures in the prospectuses of each of the Cullen International High Dividend Fund and the Cullen Small Cap Value Fund, comparable changes have been made as well to those disclosures.

together, the “Funds”). The Funds are separate series of Cullen Funds Trust (the “Trust”).”

     In response to the SEC staff’s comment, the above quoted text has been deleted, the capitalized terms therein are defined when they are first used in the prospectus

     3.     Does either the Cullen High Dividend Equity Fund or the Cullen International High Dividend Fund invest in so-called “junk” bonds?

     Neither of these Funds invest in so-called “junk” bonds as part of their investment strategy. They generally invest in equity securities with relatively high dividend yields.

     4.     In the section captioned “Investment Objectives” on page 1, consider deleting or moving the following sentence if not required or permitted to be disclosed: “The High Dividend Fund’s goals are fundamental, which means that they cannot be changed without shareholder approval.”

     In response to the SEC staff’s comment, the above sentence has been deleted.

     5.     In the section captioned “Fees and Expenses of the Fund” on page 1, please disclose any brokerage commissions paid by investors in connection with investment in the Fund.

     Other than the Rule 12b-1 fees that may be payable to brokers and disclosed in the table on page 1, the Fund does not charge other fees or commissions to investors in connection with investment in the Fund.

     6.     With respect to the Cullen International High Dividend Fund, what number of countries does the Fund invest in, and is the number large enough for the Fund to consider itself sufficiently diversified to utilize the word “International” in its name.

     In response to the SEC staff’s comment, the following disclosure has been added to the section entitled “Cullen International High Dividend Fund—Investment Objective”: “As of September 30, 2010, the International High Dividend Fund was invested in approximately 22 different countries.” The Trust believes that the number of countries in which this Fund invests is sufficiently large that the Fund may fairly characterize itself as an “International” fund.

     7.     Under the section captioned “Fees and Expenses of the Fund”, in the table of Annual Fund Operating Expenses, please indicate where footnote “d” should be inserted. In addition, footnotes (a) and (b) should be deleted or moved if they are not required or permitted by Form N-1A to be included in this section.

     In response to the SEC staff’s comment, the Trust has indicated where footnote (d) is intended to be referenced in the table. It is our view that the first sentence in footnote (a) is intended to be responsive to Instruction 2(b) to Item 1 of Form N-1A, and that footnote (b) is intended to be responsive to Instruction 3(c) to Item 1. Accordingly, these provisions have been retained; the second and third sentences in footnote (a) have been deleted in response to the SEC staff’s comment.

     8.     With respect to footnote (c) of the Fees and Expenses Table, please indicate whether the Fund is a business development company. In addition, please delete the last sentence in footnote (c).

     None of the Funds is a business development company. In addition, footnote (c) has been revised consistent with the staff’s comment.

     9.     With regard to footnote (d) of the Fees and Expenses Table, please confirm that there are no other exclusions that should be included in the parenthetical in the first line. Please also explain the discrepancy between expense ratio limitations in the first sentence of footnote (d) and expense ratios set forth in the Net Annual Fund Operating Expenses table. In addition, please divide the last sentence in footnote (d) into two sentences.

     The parenthetical in the first sentence of footnote (d) has been revised to read as follows “(excluding Acquired Fund Fees, interest, taxes and extraordinary expenses)”. Certain of the Net Annual Fund Operating Expenses disclosed in the table exceed their respective percentage limitations set forth in the first sentence of footnote (d) because the former reflect Acquired Fund Fees, which, as indicated in footnote (d), are excluded from contractual limitations. Finally, the last sentence of footnote (d) has been revised to reflect the staff’s comment.

     10.     On page 2, under the section captioned “Principal Investment Strategies”, please reconcile the reference to 80% in the first sentence of the first paragraph and the reference to 30% in the last sentence of the third paragraph.

     Although the Adviser’s expectation to limit writing of covered call options such that no more than 30% of the Fund’s securities portfolio would be subject to such options is not inconsistent with the Fund’s general practice of investing at least 80% of its net assets primarily in dividend paying common stocks of medium- and large-capitalization companies, in response to the SEC staff’s comment, the last sentence of the third paragraph has been deleted to avoid confusion.

     11.     With respect to the last sentence of the third paragraph under the section “Principal Investment Strategies” on page 2, consider comments in the letter from the SEC’s Associate Director to the ICI’s General Counsel with respect to disclosure of a fund’s actual expected use of derivatives instruments as opposed to its ability to use such instruments.

     In response to Comment No. 10 above, the referenced sentence has been deleted in its entirety.

     12.     Under the sections captioned “Foreign Securities” on page 3, the Trust included disclosure with respect to investments in emerging markets securities. Consider whether to include a reference to investment in emerging markets securities in the section of the prospectus describing strategies of the Fund.

     Because only a relatively small percentage of the assets of the Cullen High Dividend Equity Fund has historically been invested in emerging markets securities, and the Trust does not currently believe that such percentage is likely to increase significantly at any time in the foreseeable future, the Trust believes it may be misleading to investors to include reference to investment in emerging markets securities in the section entitled “Principal Investment Strategies” for the Fund. As a result, no change has been made to the prospectus in response to the SEC staff’s comment.

     13.     The disclosure set forth under the section captioned “Options or Covered Call Writing” does not appear to be a risk factor, so please consider moving relevant portions to an earlier section of the prospectus and revising the risk disclosure in the current section.

     The third paragraph under the section entitled “Principal Investment Strategies” and the disclosure under the section entitled “Option or Covered Call Writing” have been revised to reflect the staff’s comment.

     14.     With respect to footnotes (1) and (3) to the tables under the section captioned “Performance Information”, please delete or remove if they are not required or permitted by Form N-1A.

     In response to the staff’s comment, footnote (1) has been revised to include the dates of the commencement of operations for additional classes of the Fund, footnote (3) has been deleted in its entirety, and the row in the Average Annual Total Returns table indicating the S&P 500 Index returns has been revised accordingly.

     15.     The last bullet point under the section captioned “Purchase and Sale of Fund Shares” should be moved to another section of the prospectus if it is not required or permitted by Form N-1A to be included in this section.

     Item 6(b) of Form N-1A requires disclosure of the procedures for redeeming shares of the Fund. Although the disclosure of related account maintenance fees incurred in connection with such redemption is not listed as an example in the parenthetical at the end of Item 6(b), it is the Trust’s view that such disclosure is nonetheless responsive to such item.

     16.     The last sentence in the section captioned “Tax Information” should be moved to another section because it is not required or permitted by Form N-1A to be included under this item.

     In response to the staff’s comment, the last sentence in the section entitled “Tax Information” has been moved to the section captioned “Distributions and Taxes”.

SAI of the Cullen High Dividend Equity Fund

     17.      In the section captioned “Non-Fundamental Restrictions”, please confirm that the disclosure following the phrase “The High Dividend Fund may not” on page B-10 is consistent with the applicable definition of the Investment Company Act of 1940, as amended.

     We confirm that the above referenced disclosure is consistent with Section 5(b)(1) of the Investment Company Act of 1940, as amended.

* * * *

     If you have any additional questions or require further information, please contact Andrew Shaw of Sidley Austin LLP at 312-853-7324 or Jeff Battaglia of the Cullen Funds Trust at 212-843-0453.

Sincerely,

Cullen Funds Trust

/s/ Jeff Battaglia

Name:	Jeff Battaglia
Title:	Treasurer

cc:      Andrew Shaw, Sidley Austin LLP